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                                                                    Exhibit 99.1
[AEGON LOGO]
                                                                          596276
                                                                   PRESS RELEASE

RESOLUTION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

AEGON N.V.'s proposal to change its corporate governance and to end its voluntary application of the Dutch large company regime was approved today by shareholders in an Extraordinary General Meeting of Shareholders.

In the new corporate governance structure the General Meeting of Shareholders will have the authority to appoint or remove members of both the Supervisory Board and of the Executive Board. A resolution of the General Meeting of Shareholders to appoint a person that has not been nominated by the Supervisory Board or to remove a member of the Supervisory Board or the Executive Board other than pursuant to a proposal by the Supervisory Board will require a 2/3rd majority representing more than half of AEGON N.V.'s issued share capital.
The annual accounts will be adopted by the General Meeting of Shareholders.

The Extraordinary General Meeting of Shareholders also approved the Preferred Shares Voting Agreement with Vereniging AEGON as well as amendments to the 1983 Merger Agreement.

On March 20, 2003, AEGON N.V. proposed to change its corporate governance and to end its voluntary application of the Dutch large company regime. This proposal entailed amendment of the Articles of Association of AEGON N.V., for which a quorum is required in the Annual General Meeting of Shareholders representing more than half of AEGON N.V.'s voting shares. As this quorum was not attained in the Annual General Meeting on April 17, 2003, an Extraordinary General Meeting of Shareholders was held today. In this meeting a quorum was not required.

Disclaimer

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;
o changes in the performance of financial markets, including emerging markets, including:
     -- the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     -- the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
o    the frequency and severity of insured loss events;
o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o    changes affecting interest rate levels;
o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
o increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;
o changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

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o    regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o    acts of God, acts of terrorism and acts of war;
o    changes in the policies of central banks and/or foreign governments;
o    customer responsiveness to both new products and distribution channels;
o competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and
o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, May 9, 2003
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Inquiries:
AEGON N.V.
Group Communications                      Investor Relations
Phone : +31 (0)70 344 83 44               NL    +31 (0)70 344 83 05
                                          USA +1 410 576 45 77
Web site: www.aegon.com